EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Gateway Financial Holdings, Inc. and Subsidiaries
Elizabeth City, North Carolina

We consent to the incorporation by reference in the registration statements (Nos. 333-98021, 333-98025, 333-98027) on Form S-8 of Gateway Financial Holdings, Inc. and Subsidiaries of our report dated March 9, 2004 with respect to the consolidated balance sheets of Gateway Financial Holdings, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2003, which report appears in the December 31, 2003, annual report on Form 10-KSB of Gateway Financial Holdings, Inc.

Sanford, North Carolina
March 25, 2004